UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )1

SUPPORT.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86858W200

(CUSIP Number)

Jeffrey Kirt

Chief Executive Officer

Greenidge Generation Holdings Inc.

590 Plant Road

Dresden, NY 14441

(315) 536-2359

with a copy to:

Christopher M. Zochowski

Winston & Strawn LLP

1901 L Street, N.W.

Washington, D.C. 20036-3506

(202) 282-5780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Greenidge Generation Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock (as defined below) and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

1	NAME OF REPORTING PERSON Atlas Capital Resources (A9) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

1	NAME OF REPORTING PERSON Atlas Capital GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

1	NAME OF REPORTING PERSON Atlas Capital Resources GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,489,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,489,350(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,489,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(2)	All percentages of Common Stock outstanding contained herein are based on the outstanding shares of Common Stock determined in the manner set forth in Item 5 hereof.

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Support.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803.

Item 2.	Identity and Background

(a) This Schedule 13D is filed jointly by:

(i)	Greenidge Generation Holdings Inc., a Delaware corporation (“Greenidge”). Greenidge is a direct party to the Merger Agreement (as described below in Item 4);

(ii)	Atlas Capital Resources (A9) LP, a Delaware limited partnership (“ACR”), is the majority and controlling member of Greenidge;

(iii)	Atlas Capital GP LP, a Delaware limited partnership (“AC GP”), is the general partner of ACR;

(iv)	Atlas Capital Resources GP LLC, a Delaware limited liability company (“ACR GP”), is the general partner of AC GP; and

(v)	Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a Managing Partner of ACR GP, each of whom may be deemed to control Greenidge, ACR, AC GP and ACR GP.

Each of Messrs. Bursky and Fazio, together with Greenidge, ACR, AC GP and ACR GP, are sometimes collectively referred to herein as the “Reporting Persons.”    The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock owned of record by such Reporting Person.

Set forth on Schedule A hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (the “Scheduled Persons”, each a “Scheduled Person”).

(b) The address of the principal business office of Greenidge is 590 Plant Road, Dresden, NY 14441. The address of the principal business office of each of ACR, AC GP, ACR GP and Messrs. Bursky and Fazio is 100 Northfield Street, Greenwich, Connecticut 06830. Schedule A hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Persons is as follows:

(i)	Greenidge is a vertically integrated bitcoin mining and power generation facility in Upstate New York

(ii)	ACR holds a private equity investment in Greenidge;

(iii)	AC GP is the general partner of ACR and certain other funds;

(iv)	ACR GP is the general partner of AC GP; and

(v)	Messrs. Bursky and Fazio are Managing Partners of ACR GP.

Schedule A hereto sets forth the principal occupation or employment of each Scheduled Person.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) for the citizenship of the Reporting Persons. Schedule A hereto sets forth the citizenship of each Scheduled Person.

Item 3.	Source and Amount of Funds or other Consideration

The Supporting Stockholders (as defined below) entered into the Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) as an inducement to Greenidge’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased or otherwise acquired by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement or the Merger Agreement.

Item 4.	Purpose of Transaction

On March 19, 2021, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Greenidge and GGH Merger Sub, Inc. (“Merger Sub”) (the “Merger Agreement”). At the Effective Time (as defined in the Merger Agreement), Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of Greenidge. In connection with the Merger, the Issuer’s stockholders will receive consideration in the form of shares of capital stock of Greenidge. The closing of the Merger will occur upon the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of Common Stock entitled to vote at a special meeting of stockholders, and the satisfaction or waiver of other closing conditions.

Following the Merger, the Common Stock will no longer be listed on a national securities exchange, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, 210 Capital, LLC together with the Issuer’s directors and certain executive officers (the “Supporting Stockholders”) entered into a Support Agreement (the “Support Agreement”) with Greenidge as an inducement to Greenidge to enter into the Merger Agreement. Pursuant to the Support Agreement, each of the Supporting Stockholders agreed, among other things, to vote all of its Covered Shares (as defined in the Support Agreement) (i) in favor of the Merger and adoption of the Merger Agreement and any matters as to which the Issuer solicits proxies from stockholders in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against any acquisition proposal and any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement or of the Supporting Stockholders under the Support Agreement. Each of the Supporting Stockholders also granted an irrevocable proxy to Greenidge in connection with the stockholder vote required pursuant to the Merger Agreement. The Support Agreement also contains certain standstill, non-solicitation and support provisions and restricts the Supporting Stockholders from, among other activities in respect of acquisition proposals, soliciting any acquisition proposals or engaging in negotiations with any person in respect of an acquisition proposal. The Support Agreement terminates with respect to any Supporting Stockholder upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the time the Support Agreement is terminated by mutual written consent of Greenidge and such Supporting Stockholder.

The foregoing summary of the Support Agreement is qualified in its entirety by the full text of the Form of Support Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Support Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 7,489,350 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 7,489,350 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 31.8% of the shares of Common Stock outstanding based on 23,589,795 shares of Common Stock of the Issuer outstanding as of March 19, 2021 (as determined by reference to the representation made by the Issuer in the Merger Agreement as to the number of shares of Common Stock outstanding as of March 18, 2021, plus the acquisition of 3,909,871 shares of Common Stock by 210 Capital, LLC contemporaneous with the execution of the Merger Agreement). Notwithstanding the foregoing, the Reporting Persons hereby disclaim beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of March 26, 2021, by and among the Reporting Persons.

99.2	Agreement and Plan of Merger, dated March 19, 2021, by and among the Greenidge, the Issuer and Merger Sub.

99.3	Support Agreement, dated as of March 19, 2021, by and among Greenidge and the Supporting Stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021	GREENIDGE GENERATION HOLDINGS INC.

	By:	/s/ Jeffrey Kirt
Name: Jeffrey Kirt
Title: Chief Executive Officer

ATLAS CAPITAL RESOURCES (A9) LP
By: ATLAS CAPITAL GP LP, its General Partner
By: ATLAS CAPITAL RESOURCES GP LLC, its General Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

ATLAS CAPITAL GP LP
By: ATLAS CAPITAL RESOURCES GP LLC, its General Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

ATLAS CAPITAL RESOURCES GP LLC

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio

	By:	/s/ Andrew M. Bursky
Name: Andrew M. Bursky

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF GREENIDGE

The name and present principal occupation or employment of each director and executive officer of Greenidge are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Greenidge. Unless otherwise indicated, the business address of each of the below individuals is 590 Plant Road Dresden, NY 14441. Each director and executive officer of Greenidge is a citizen of the United States of America.

Name	Title
Timothy J. Fazio	Director & Chairman
Andrew M. Bursky	Director
Jerome Lay	Director, Vice President & Secretary
Timothy Lowe	Director
Dan Rothaupt	Director
David Filippelli	Director
Jeffrey E. Kirt	Director & Chief Executive Officer
Michael Neuscheler	Director
George M. Rogers, III	Director & Vice Chairman
Dale Irwin	President
Timothy Rainey	Chief Financial Officer
Philip E. Schuch	Vice President & Treasurer

MEMBERS AND PARTNERS OF ATLAS CAPITAL RESOURCES GP LLC

The name and present principal occupation or employment of each member or partner of Atlas Capital Resources GP LLC are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Atlas Capital Resources GP LLC. Unless otherwise indicated, the business address of each of the below individuals is 100 Northfield Street, Greenwich, CT 06830. Each member or partner of Atlas Capital Resources GP LLC is a citizen of the United States of America.

Name	Title
Timothy J. Fazio	Managing Partner
Andrew M. Bursky	Managing Partner
Philip E. Schuch	Partner
Edward J. Fletcher	Partner